UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

DRDGOLD Limited

(Name of Issuer)

Ordinary Shares of No Par Value

(Title of Class of Securities)

S22362107

(CUSIP Number)

Charl Keyter

Chief Financial Officer

Sibanye Gold Limited

Tel: 011-27-11-278-9700

Fax: 011-27-11-278-9863

Constantia Office Park

Bridgeview House, Building 11, Ground Floor

Corner 14th Avenue and Hendrik Potgieter Road

Weltevreden Park

Roodepoort

1709

South Africa

with copy to:

Thomas B. Shropshire, Jr.

Linklaters LLP

Tel: 011-44-20-7456-2000

Fax: 011-44-20-7456-2222

One Silk Street

London EC2Y 8HQ

United Kingdom

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

January 8, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. S22362107

1	Names of Reporting Persons: Sibanye Gold Limited

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Republic of South Africa

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 433,158,944 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 433,158,944 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 433,158,944 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 50.1% (2)

14	Type of Reporting Person: CO

(1)                              As of the date of the event which required filing of this Schedule 13D, the Reporting Person beneficially owns 433,158,944, which includes (i) 265,000,000 ordinary shares held directly by the Reporting Person and (ii) 168,158,944 ordinary shares to be issued to the Reporting Person upon settlement of the exercise of the DRD Option Agreement, dated November 22, 2017, among DRDGOLD Limited and Sibanye Gold Limited (the “Option Agreement”), which is expected to occur on January 22, 2020.

(2)                              Percentage of class calculated based on an aggregate of 864,588,711 ordinary shares issued and outstanding, after giving effect to the transactions described in Item 4 of this Schedule 13D.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, of no par value, of DRDGOLD Limited (the “Issuer”), a public company incorporated under the laws of South Africa. The Issuer’s principal executive offices are located at 1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, 2196, South Africa.

As of January 8, 2020, Sibanye Gold Limited (trading as Sibanye-Stillwater) (the “Reporting Person”) beneficially owned an aggregate of 265,000,000 ordinary shares. As of January 22, 2020, upon the settlement of the option exercised by the Reporting Person under the Option Agreement, the Reporting Person will own 432,908,933 ordinary shares, representing 50.1% of the issued and to be issued outstanding ordinary shares of the Issuer.

Item 2. Identity and Background

(a)                              (f) This statement is being filed by:

(i)                                  Sibanye Gold Limited, a public company incorporated in South Africa.

Set forth on Schedule A to this Schedule 13D and incorporated by reference herein are the names, business addresses, principal occupations or employments, and citizenship of each executive officer and director of the Reporting Person.

(b)                              The address of the principal business and principal office of the Reporting Person is Constantia Office Park, Bridgeview House, Building 11, Ground Floor, Corner 14th Avenue and Hendrik Potgieter Road, Weltevreden Park, Roodepoort, 1709, South Africa.

(c)                               The principal business of the Reporting Person is to own and operate a portfolio of high-quality operations and projects that produce a unique mix of metals that includes gold and the platinum group metals, which are principally located in southern Africa and the United States.

(d)                              (e) During the last five years, neither the Reporting Person and nor any of the persons set forth on Schedule A, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds and Other Considerations

The Reporting Person exchanged selected gold surface processing assets and tailing storage facilities that include Driefontein 3 and 5, Kloof 1, Venterspost North and South, Libanon, Driefontein 4, Driefontein 2 plant, Driefontein 3 plant, WRTRP pilot plant, and land required for the future development of a central processing plant, regional tailings storage facility and return water dam (together, the “Selected Assets”) for a 38.05% stake in the Issuer (the “Transaction”) with a value of approximately R895.7 million based on the Issuer’s closing share price of R3.38 as at July 31, 2018 multiplied by the 265,000,000 shares issued to Sibanye-Stillwater (U.S.$68.4 million based on an exchange rate of R13.10/US$ as at July 31, 2018).

On January 8, 2020, the Reporting Person agreed to purchase 168,158,944 ordinary shares of the Issuer for a cash consideration of R1,085,590,116 (U.S.$76 million based on an exchange rate of R14.25/US$ as at January 8, 2020). The source of this cash consideration is expected to be internally generated cash.

Item 4. Purpose of Transaction

As previously reported, the Reporting Person exchanged the Selected Assets for a 38.05% stake in the Issuer, which valued the Selected Assets at approximately R895.7 million based on the Issuer’s closing share price of R3.38 as at July 31, 2018 multiplied by the 265,000,000 shares issued to Sibanye-Stillwater (U.S.$68.4 million based on an exchange rate of R13.10/US$ as at July 31, 2018). The purpose of the exchange was to establish a surface mining partnership between the Reporting Person and the Issuer to develop the Selected Assets by utilizing the Issuer’s surface retreatment capabilities. The Selected Assets were exchanged pursuant to several agreements, including (i) an exchange agreement dated November 22, 2017 between the Reporting Person, WRTRP Proprietary Limited (“WRTRP Proprietary Limited”) and the Issuer (the “Sibanye-Stillwater Exchange Agreement”), (ii) the DRD Exchange Agreement dated November 22, 2017 between the Issuer and the Reporting Person (the “DRD Exchange Agreement”) and (iii) the Closing and Amending Agreement dated July 20, 2018 between the Reporting Person, WRTRP Proprietary Limited and the Issuer (the “Closing and Amending Agreement”).

As previously reported, under the Sibanye-Stillwater Exchange Agreement, the Reporting Person agreed to dispose of the Selected Assets to WRTRP Proprietary Limited in exchange for the issuance of 999 shares of WRTRP Proprietary Limited (comprising the entire issued share capital of WRTRP Proprietary Limited) to the Reporting Person, subject to certain conditions. Under the DRD Exchange Agreement, the Reporting Person agreed to cede and transfer 1000 shares of WRTRP Proprietary Limited to the Issuer in exchange for 38.05% of the Issuer’s ordinary shares, subject to certain conditions.

As previously reported, in connection with the Sibanye-Stillwater Exchange Agreement, the Reporting Person and the Issuer entered into a guarantee agreement issued by the Issuer to and in favor of the Reporting Person on November 22, 2017 (the “DRD Guarantee”). Under the DRD Guarantee, the Issuer agreed to guarantee the obligations of WRTRP Proprietary Limited to give effect to the transaction contemplated in the Sibanye-Stillwater Exchange Agreement.

In addition, as previously reported, on November 22, 2017, the Reporting Person entered into the Option Agreement allowing Sibanye-Stillwater to subscribe for additional shares of the Issuer. The Option Agreement is expected to provide additional capital which will be utilized for, among other things, funding the Issuer’s capital requirements to develop the Selected Assets. Specifically, under the Option Agreement, the Issuer granted the Reporting Person the irrevocable right and option to call on the Issuer to allot and issue ordinary shares to the Reporting Person, resulting in the Reporting Person holding 50.1% of all ordinary shares of the Issuer in issue, within 24 months of the closing of the Transaction.

As previously reported, on July 20, 2018, Sibanye-Stillwater, WRTRP Proprietary Limited and the Issuer entered into the Closing and Amending Agreement in connection with the Transaction. Under the Closing and Amending Agreement, the parties agreed to amend the Sibanye-Stillwater Exchange Agreement to, among other things, confirm the fulfilment of or alternatively the waiver of conditions precedent to the Transaction and provide for a revised closing process for the Sibanye-Stillwater Exchange Agreement.

On January 8, 2020, pursuant to the terms of the Option Agreement, the Reporting Person agreed to purchase 168,158,944 ordinary shares of the Issuer for a cash consideration of R1,085,590,116 (U.S.$76 million based on an exchange rate of R14.25/US$ as at January 8, 2020).

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of ordinary shares, other investment opportunities available to the Reporting Person, concentration of positions in the portfolios managed by the Reporting Person, market conditions and general economic and industry conditions, the Reporting Person may take such actions with respect to their investments in the Issuer as it deems appropriate, including, without limitation, purchasing additional ordinary shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this amended Schedule 13D.

Except as otherwise described in this amended Schedule 13D, none of the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A to this amended Schedule 13D, currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in paragraphs (a) through (j) of Item 4 of this amended Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

The disclosures in Item 6 are herein incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)                              Rows (11) and (13) of the cover page to this amended Schedule 13D are hereby incorporated by reference.

(b)                              Rows (7) through (10) of the cover page to this amended Schedule 13D are hereby incorporated by reference.

(c)                               Except as disclosed in this amended Schedule 13D, no Reporting Person has affected any transactions in the ordinary shares of the Issuer during the past sixty days.

(d)                              Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares beneficially owned by the Reporting Person.

(e)                               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Sibanye-Stillwater Exchange Agreement

On November 22, 2017, the Reporting Person, WRTRP Proprietary Limited and the Issuer entered into the Sibanye-Stillwater Exchange Agreement. Under the Sibanye-Stillwater Exchange Agreement, the Reporting Person agreed to dispose of the Selected Assets to WRTRP Proprietary Limited in exchange for the issuance of 999 shares of WRTRP Proprietary Limited shares (comprising the entire share capital of WRTRP Proprietary Limited) to the Reporting Person, subject to certain limitations that include the consummation of certain agreements such as the DRD Exchange Agreement, DRD Guarantee and Option Agreement, among others.

DRD Exchange Agreement

Additionally, on November 22, 2017, pursuant to the Sibanye-Stillwater Exchange Agreement, the Issuer and the Reporting Person entered into the DRD Exchange Agreement, under which the Reporting Person agreed to cede and transfer all of the shares of WRTRP Proprietary Limited to the Issuer in exchange for 265,000,000 ordinary shares of the Issuer, which represents 38.05% of the Issuer’s ordinary shares in issue (including any of the Issuer’s ordinary shares held as treasury shares). Additionally, one person nominated by the Reporting Person has been appointed to the board of directors of the Issuer.

DRD Guarantee

In connection with the Sibanye-Stillwater Agreement and the DRD Exchange Agreement, on November 22, 2017, the Issuer issued a guarantee to and in favor of the Reporting Person. Under the DRD Guarantee, the Issuer irrevocably and unconditionally guaranteed and agreed to: (i) undertake as a principal and an independent obligation to and in favor of the Reporting Person the due, punctual and full payment and performance which WRTRP Proprietary Limited has, or may from time to time have, to the Reporting Person in terms of any agreements to give effect to the transactions contemplated by the DRD Exchange Agreement (the “Guaranteed Obligation”); (ii) undertake that whenever WRTRP Proprietary Limited does not pay any Guaranteed Obligation when due, the Issuer shall, immediately on demand, pay that amount as if it was the principal obligor; (iii) undertake that whenever WRTRP Proprietary Limited does not perform punctually any Guarantee Obligation, it shall, immediately on demand, perform such obligation as if it was the principal obligor; (iv) indemnify (as a separate and primary obligation) the Reporting Person immediately on demand against any and all losses, liabilities, damages, costs or expenses (but excluding any indirect, special, consequential or incidental loss or damage) suffered by the Reporting Person if any indebtedness, payment obligation or other obligation guaranteed by the Issuer under certain enumerated events; and (v) undertake that if any Guaranteed Obligation is or becomes unenforceable, invalid or illegal, the Issuer shall, as an independent and primary obligation, indemnify the Reporting Person, subject to a monetary limit.

Option Agreement

In addition, on November 22, 2017, the Reporting Person and the Issuer entered into the Option Agreement. Under the Option Agreement, the Issuer granted the Reporting Person the irrevocable right and option to call on the Issuer to allot and issue additional ordinary shares to the Reporting Person, resulting in the Reporting Person holding 50.1% of all ordinary shares of the Issuer (including any of the Issuer’s ordinary shares held as treasury shares), subject to the condition that such option be exercised within 24 months of the closing of the Transaction. The price of such shares was set at the 30-day volume weighted average price per Issuer ordinary share on the Johannesburg Stock Exchange preceding the exercise date minus 10%. During the period between the date upon which the option is exercised and the closing date, the Issuer agreed that it shall not issue any ordinary shares, and not issue any ordinary shares and/or any securities convertible into the Issuer’s ordinary shares, and/or grant any options and/or rights to require the issue of the Issuer’s ordinary shares or securities convertible into the Issuer’s ordinary shares at any time or on or after the closing of the exchange transactions, subject to certain limitations.

Closing and Amending Agreement

On July 20, 2018, the Reporting Person, WRTRP Proprietary Limited and the Issuer entered into the Closing and Amending Agreement in connection with the Transaction. Under the Closing and Amending Agreement, the parties agreed to amend the Sibanye-Stillwater Exchange Agreement to, among other things, confirm the fulfilment of or alternatively the waiver of conditions precedent to the Transaction and provide for a revised closing process for the Sibanye-Stillwater Exchange Agreement.

The description of the Sibanye-Stillwater Exchange Agreement, the DRD Exchange Agreement, the DRD Guarantee, the Option Agreement and the Closing and Amending Agreement is qualified by reference to the Sibanye-Stillwater Exchange Agreement, the DRD Exchange Agreement, the DRD Guarantee, the Option Agreement and the Closing and Amending Agreement filed as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 to the original Schedule 13D filed by the Reporting Person on August 1, 2018, respectively, and incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1

Exchange Agreement (in terms of section 42 of the Income Tax Act), dated 22 November 2017 among Sibanye Gold Limited, WRTRP Proprietary Limited and including DRDGOLD Limited (incorporated by reference from the Schedule 13D filed by the Reporting Person on August 1, 2018)

99.2

DRD Exchange Agreement (in terms of section 42 of the Income Tax Act), dated 22 November 2017 among DRDGOLD Limited and Sibanye Gold Limited (incorporated by reference from the Schedule 13D filed by the Reporting Person on August 1, 2018)

99.3

DRD Guarantee, dated 22 November 2017, issued by DRDGOLD Limited to and in favour of Sibanye Gold Limited (incorporated by reference from the Schedule 13D filed by the Reporting Person on August 1, 2018)

99.4	DRD Option Agreement, dated 22 November 2017, among DRDGOLD Limited and Sibanye Gold Limited (incorporated by reference from the Schedule 13D filed by the Reporting Person on August 1, 2018)

99.5

Closing and Amending Agreement, dated 20 July 2018, among Sibanye Gold Limited, WRTRP Proprietary Limited and DRDGOLD Limited (incorporated by reference from the Schedule 13D filed by the Reporting Person on August 1, 2018)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2020

SIBANYE GOLD LIMITED

By:	/s/ Neal Froneman

Name: Neal Froneman

Title: Chief Executive Officer

Schedule A
DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment of each of the directors and executive officers of the Reporting Person.

SIBANYE GOLD LIMITED
DIRECTORS

Name	Business Address	Principal Occupation or Employment	Country of Citizenship

Vincent Maphai	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa	Chairman and Independent Non-Executive Director, Sibanye Gold Limited	South Africa

Neal Froneman	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa	Chief Executive Officer, Sibanye Gold Limited	South Africa

Charl Keyter	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa	Chief Financial Officer, Sibanye Gold Limited	South Africa

Timothy Cumming	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa	Independent Non-Executive Director, Sibanye Gold Limited	South Africa

Savannah Danson	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa	Independent Non-Executive Director, Sibanye Gold Limited	South Africa

Harry Kenyon-Slaney	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa	Independent Non-Executive Director, Sibanye Gold Limited	United Kingdom

Richard Menell	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort	Independent Non-Executive Director, Sibanye Gold Limited	South Africa

1709 South Africa

Nkosemntu Nika	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa	Independent Non-Executive Director, Sibanye Gold Limited	South Africa

Keith Rayner	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa	Independent Non-Executive Director, Sibanye Gold Limited	South Africa

Susan Van Der Merwe	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa	Independent Non-Executive Director, Sibanye Gold Limited	South Africa

Jerry Vilakazi	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park	Independent Non-Executive Director, Sibanye Gold Limited	South Africa

Roodepoort 1709 South Africa.

Wang Bin	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa.	Non-Executive Director, Sibanye Gold Limited	China

Lu Jiongjie	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa.	Non-Executive Director, Sibanye Gold Limited	China

SIBANYE GOLD LIMITED
EXECUTIVE OFFICERS

Name	Business Address	Principal Occupation or Employment	Country of Citizenship

Neal Froneman	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa	Chief Executive Officer	South Africa

Charl Keyter	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa	Chief Financial Officer	South Africa

Robert Van Niekerk	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa	Executive Vice President, South Africa PGM Operations	South Africa

Chris Bateman	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik	Executive Vice President, United States PGM Operations	United States of America

Potgieter Road Weltevreden Park Roodepoort 1709 South Africa

Shadwick Bessit	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa	Executive Vice President, South Africa Gold Operations	South Africa

Hartley Dikgale	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa	Executive Vice President, Legal and Compliance	South Africa

Dawie Mostert	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa	Executive Vice President, Organisational Growth	South Africa

Themba Nkosi	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and	Executive Vice President, Corporate Affairs	South Africa

Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa

Wayne Robinson	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa	Executive Vice President, Group Technical	South Africa

Richard Stewart	Constantia Office Park Bridgeview House, Building 11, Ground Floor Corner 14th Avenue and Hendrik Potgieter Road Weltevreden Park Roodepoort 1709 South Africa	Executive Vice President, Business Development	South Africa